Laurie A. Cerveny, Esq.
Direct Dial: (617) 951-8527
E-Mail: laurie.cerveny@bingham.com

January 26, 2011

VIA EDGAR

Russell Mancuso
Branch Chief
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549-0404

Re:          Entech Solar, Inc.
Registration Statement on Form S-1
Filed December 20, 2010
File No. 333-171296

Dear Mr. Mancuso:

On behalf of our client, Entech Solar, Inc., a Delaware corporation (the “Company”), this letter is in response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced registration statement (the “Registration Statement”) that were contained in your letter dated January 13, 2011 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter.  For ease of reference the responses are numbered to correspond to the comment numbers in the Comment Letter and each comment contained in the Comment Letter is printed below in italics and is followed by the Company’s response.

Comment:

General

1.
We note that comments have been issued by us on your Form 10-K for the fiscal year ended December 31, 2009.  Please confirm that you will resolve any comments on your Form 10-K before requesting acceleration of the effective date of this registration statement.

The Company received notice from the Staff dated January 20, 2011 that it has no further comments on its Form 10-K.

Comment:

Prospectus Cover Page

2.
We note that the selling stockholder is offering up to $6,750,000 shares of common stock underlying warrants.  Please note that information regarding the number of securities to be offered is not information that may he omitted pursuant to Rule 430A of the Securities Act.

We note the Staff’s comment and respectfully submit that the Company does not believe it is omitting the number of shares being registered in reliance upon Rule 430A and instead considers the filing to be pursuant to Rule 430C of the Securities Act of 1933, as amended (the “Securities Act”).  In support of this position, we note that the Company considers the transaction (the “Transaction”) pursuant to which the Company is selling to Socius CG II, Ltd. (“Socius”) (i) shares of its Series G Preferred Stock, par value $0.01 per share (the “Series G Preferred Stock”) and (ii) shares of its common stock, par value $0.001 per share (“Common Stock”) upon exercise of a warrant (the “Warrant”) to be an “equity line financing” as set forth in Compliance and Disclosure Interpretation (“CDI”) Question 139.12.1

______________________________

1 CDI Question 139.12 provides: “Question:  What is an equity line financing?  Answer: In a typical ‘equity line’ financing arrangement, an investor and the company enter into a written agreement under which the company has the right to put its securities to the investor. Under this put, the company has the right to tell the investor when to buy securities from the company over a set period of time and the investor has no right to decline to purchase the securities. The dollar value of the equity line is set in the written arrangement, but the number of shares that the company will actually issue is determined by a formula tied to the market price of the securities at the time the company exercises its put.”

In particular, the Company believes the Transaction to be an equity line financing because, consistent with CDI Question 139.12, (i) each of the Company and Socius are a party to a written Amended and Restated Preferred Stock Purchase Agreement dated November 29, 2010 (the “Purchase Agreement”) pursuant to which the Company can put its securities to Socius, (ii) under the terms of the Purchase Agreement, the Company can tell Socius when to acquire the securities and Socius has no right to decline purchase of the securities, (iii) the dollar value of the equity line is set forth in the written agreement and (iv) the number of shares is based upon a formula tied to the market price of the securities at the time the Company exercises its put right.  As a result, at each tranche closing, the Company is able to put shares of its Series G Preferred Stock to Socius at a cash price of $10,000 per share.  In addition, Socius is also required to exercise a warrant to acquire a dollar amount of Common Stock equal to 135% of the Series G Preferred Stock put amount.  This “required exercise”, which Socius has no right to decline, is the same as a Company “put” of the Common Stock to Socius.  The per share “exercise” price paid for each share of Common Stock is equal to the closing price of the Company’s Common Stock on the day immediately preceding the date the Company notifies Socius of a tranche drawdown.  As a result, at each tranche closing, Socius is required to purchase (i) shares of Series G Preferred Stock for cash and (ii) shares of Common Stock either for cash or a note payable to the Company.

Since the number of shares of Common Stock issuable upon mandatory exercise of the Warrant (or “put” of the Common Stock) is dependant on the trading price of the Common Stock on the day prior to the Company delivering a tranche notice to Socius, the cumulative number of shares issuable is not determinable at this time.  However, in no event may the Company put to Socius Common Stock having a dollar value in excess of $6,750,000 (135% of the Series G Preferred Stock “equity line” of $5,000,000).  Since the Company is unable to determine the total number of shares of Common Stock to be issued in connection with the Transaction, the Company is registering the aggregate dollar amount of Common Stock issuable to Socius.  The Company believes that inclusion of a dollar amount in the Registration Statement along with a formula for how the number of shares is determined (which investors may use to calculate the number of shares at any given point in time) is (i) more accurate disclosure for investors than a fixed number of shares which will almost certainly be higher or lower than the actual number of shares the Company will ultimately put to Socius, and (ii) consistent with, and contemplated by, CDI Question 139.12.

As further support, the Company also notes that CDI Question 139.132 provides guidance as to when a company may file a resale registration statement in connection with an equity line financing.  CDI Question 139.13 states that the “delayed nature of the puts and the lack of market risk resulting from the formula price differentiate private equity line financings from financing PIPEs (private investment, public equity) (emphasis added).”  CDI Question 139.13 specifically addresses the filing of a resale registration statement where the number of shares is based on a formula and therefore unknown when the registration statement is filed.  The Company also notes that the Transaction with Socius was substantially based upon a prior transaction between Socius and ZBB Energy Corporation (“ZBB”).  In the ZBB transaction, ZBB entered into an equity line finacing with Socius pursuant to which ZBB could cause Socius to acquire redeemable subordinated debentures or shares of its redeemable series A preferred stock.  In addition, Socius was required to purchase at each tranche drawdown common stock with a dollar value equal to 135% of the redeemable subordinated debenture or series A preferred stock put amount.  In connection with its issuance of common stock to Socius, ZBB registered for resale a dollar amount of shares, rather than a fixed number of shares, expected to be sold to Socius.3  The Company believes its transaction with Socius is substantially similar to that of ZBB and, consistent with the transaction, that the registration of a dollar amount of shares is the most accurate approach.

______________________________

   2 CDI Question 139.13 provides, in part: “Question: When may a company file a registration statement for the resale by the investors of securities sold in a private equity line financing? Answer: In many equity line financings, the company will rely on the private placement exemption from registration to sell the securities under the equity line and will then register the “resale” of the securities sold in the equity line financing….”

3 See Registration Statement No. 333-169228 filed on September 24, 2010.

In response to oral comments received from the Staff on January 21, 2011, the Company confirms that, despite the fact that what is really a “put” of Common Stock is labeled a “warrant” to purchase Common Stock with a mandatory automatic exercise feature, there is no continuing investment decision by Socius associated with the Warrant.  At each tranche drawdown, Socius must purchase shares of Series G Preferred Stock and must exercise a Warrant to acquire shares of Common Stock.  We also respectfully note that the mandatory exercise of the Warrant was specifically included to address comments from the Staff received in connection with the filing of a prior registration statement.4

By way of background, the Company previously entered into a Preferred Stock Purchase Agreement with Socius Capital Group, LLC (“Socius Capital”) pursuant to which the Company could put shares of its Series G Preferred Stock to Socius Capital, and Socius Capital, at each tranche drawdown, would then vest in a warrant to acquire shares of the Company’s Common Stock.  The Staff questioned whether the warrant in that transaction (with no automatic exercise feature) presented an impermissible continuing investment decision.  The Company, in discussions with Socius, determined that rather than entirely restructuring the transaction, amending the warrant to include an automatic, mandatory exercise at each tranche drawdown eliminated any continuing investment decision and turned the warrant into the functional equivalent of a common stock put which the investor could not decline.    In other words, while the Company could have restructured the Purchase Agreement to provide for a put of Common Stock at each tranche drawdown, it was determined that such a change would result in a substantial amount of unnecessary legal costs and that substantively the same structure could be accomplished by revising the Warrant to provide for a mandatory exercise at each tranche drawdown.  Furthermore, while the Company uses a “warrant” to effect the issuance of Common Stock to Socius, the Company does not believe that mere use of the term “warrant” should result in the Company having to revise or restructure the Transaction with Socius since substantively there is no continuing investment decision as set forth in CDI Question 139.20.5  Rather, Socius is irrevocably bound to purchase the Common Stock and the Transaction is complete.

Comment:

Selling Stockholder, page 42

3.	Please tell us why you believe it is appropriate to register this transaction at this time. Cite all authority on which you rely. In your response please address:

•
the waiver provision in Section 6.3 of the Amended and Restated Preferred Stock Purchase Agreement.  Please explain what “in the case of a waiver, by the party against whom enforcement of such waiver is sought” means and how it operates.  It would appear that the investor could waive conditions to closing under this language;

We note the Staff’s comment and respectfully submit that the waiver provision in Section 6.3 of the Purchase Agreement allows Socius to waive closing conditions that must otherwise be met by the Company at each tranche drawdown.  While waivable by Socius, these closing conditions are entirely within the control of the Company and as long as these closing conditions are met, Socius is irrevocably bound to acquire the securities put to it.  For example, the Company is required pursuant to Section 2.3(e)(i) of the Purchase Agreement to deliver a legal opinion to Socius at each tranche drawdown.  In the event the Company does not meet this condition, Socius may waive this condition and proceed to purchase the put securities.  However, if the Company meets all conditions to closing, Socius is irrevocably bound to purchase all of the securities put to it (both Series G Preferred Stock and Common Stock) and, consistent with CDI Questions 139.13 and 139.15, the private transaction is “complete”.

In response to verbal comments from the Staff received on January 21, 2011, we note that the Company expects that all conditions to closing will be achieved at each tranche closing, and the Company does not anticipate any waiver by Socius.  In other words, the Company believes that all conditions to closing will be performed by the Company.

The Company further notes that, consistent with CDI Question 139.156, there are no conditions to closing that are within the investor’s control, such as a “due diligence out” as cited in CDI Question 139.18.  The absence of closing conditions in Socius’ control means that the private transaction is “complete” in accordance with CDI Question 139.15 and that Socius is irrevocably bound to acquire both Series G Preferred Stock and Common Stock at each tranche closing.

______________________________

4 The Company filed registration statement No. 333-166115 on April 16, 2010, which registration statement was subsequently withdrawn on July 26, 2010.

5 CDI Question 139.20 provides: “Question: If the company may put securities other than the shares of common stock being registered for “resale,” such as a derivative security convertible into common stock (e.g., a convertible note or a convertible preferred security), would the private transaction be considered “completed” in a private equity line financing? Answer: No. This is because the investor may have further investment decisions to make regarding the purchase of securities underlying the derivative security and will, therefore, not be irrevocably bound to purchase the securities that are being registered for “resale.”

6 CDI Question 139.15 provides: “Only the company can have the right to exercise the put and, except for conditions outside the investor’s control, the investor must be irrevocably bound to purchase the securities once the company exercises the put.”

•
clause (y) of Section 1.1.1 of the Amended and Restated Warrant to Purchase Common Stock indicates that the exercise price for the warrants could be paid with a promissory note issuable by the selling stockholder; and

We note the Staff’s comment and respectfully submit that the Company believes a promissory note is suitable consideration to be received by the Company in exchange for issuance of shares of its Common Stock to Socius upon mandatory exercise of the Warrant.  As noted above, at each tranche drawdown Socius is required to purchase, for cash a fixed number of shares of Series G Preferred Stock.  Socius is also required to purchase shares of the Company’s Common Stock having a dollar value equal to 135% of the Series G Preferred Stock put amount.  The mandatory exercise price for the Warrant may be paid by Socius through the issuance of a full recourse promissory note secured by all of Socius’ freely tradable shares of common stock, shares of preferred stock, bonds, notes and/or debentures.  The Company also is entitled, upon redemption of its Series G Preferred Stock from Socius, to first apply any redemption amounts to amounts owed from Socius to the Company under the promissory note.  The Company believes that the full recourse nature of the promissory note, combined with the pledged collateral under the terms of the promissory note and the ability to apply redemption amounts to amounts due under the note, result in a very strong expectation of collectability.  Since collectability of the note is extremely likely, the Company does not believe Socius could reasonably decide not to pay off the notes and that there is no continuing investment decision on the part of Socius with respect to the promissory note.

•	Section 1.2 of the Amended and Restated Warrant to Purchase Common Stock provides for the adjustment of the exercise price and the number of shares to be issuable upon exercises under the warrant.

We note the Staff’s comment and respectfully submit that, as noted in response to Comment #2 above, the adjustment of the exercise price and the number of shares to be issued upon exercise of the Warrant is a permissible characteristic of equity line financings and, in particular, CDI Questions 139.12 and 139.13 explicitly contemplate such a formulaic structure.

*           *           *

The Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience and note that the Company desires to go effective on the Registration Statement in early February 2011.  Thank you in advance for your prompt response to this letter and again, if you have any questions or comments please feel free to contact me at 617.951.8527.

Sincerely,

/s/ Laurie A. Cerveny
Laurie A. Cerveny

cc:           Jay Mumford, U.S. Securities and Exchange Commission
Tim Buchmiller, U.S. Securities and Exchange Commission
David Gelbaum, Entech Solar, Inc.
Shelley Hollingsworth, Entech Solar, Inc.
Jacob J. Worenklein, Esq., Bingham McCutchen LLP
David W. Mason, Esq., Bingham McCutchen LLP